

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 24, 2016

Marco Alfonsi
Chief Executive Officer
WRAPmail, Inc.
445 NE 12th Ave.
Fort Lauderdale, FL 33301

> **Re:** **WRAPmail, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 6, 2016**
> **File No. 333-208293**

Dear Mr. Alfonsi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2016 letter.

General

1. We note your response to prior comment 2 and are unable to agree. Furthermore, we note that the press releases do not appear to fit within any available safe harbors for communications prior to registration pursuant to rules of the Securities Act of 1933. Please revise to highlight in an appropriate place of the filing the possible Section 5 concerns stemming from such communications and the material adverse effects they could have on your financial condition and operations.

Prospectus Summary, page 6

2. You state on page 8 that you will be exempt from Section 14A(a) and (b) of the Securities Exchange Act of 1934 for as long as you are an emerging growth company or smaller reporting company. This exemption, however, is not also available to a smaller reporting company. Please revise.

Risk Factors

"Certain of our stockholders hold a significant percentage of our outstanding . . . ," page 19

3.   We note your revised disclosure in response to prior comment 6. Please revise to disclose that your officers and directors as a group currently own approximately 82% of the voting power of your outstanding capital stock and, if all units offered in the prospectus are sold, will control approximately 74% of the voting power of your outstanding capital stock. In this regard, you should also clearly describe the enhanced voting power of your outstanding preferred stock. Please also revise your prospectus summary to disclose this information.

Description of Securities

Warrants and Stock Options, page 27

4.   You state that each warrant will entitle its holder to purchase one share of your common stock. We note, however, that two warrants will be required to purchase one share of your common stock. Please revise.

Description of Business, page 28

5.   You cite to reports for statistical information regarding your industry. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document. Furthermore, please provide us with copies of the relevant portions of the Radicati Group and Gartner, Inc. reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. If you commissioned any reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act of 1933 as an exhibit to your registration statement.

Market Price, Dividends, and Related Stockholder Matters, page 33

6.   We note that there is no established public trading market for your common stock. As such, please revise to disclose the information required by Item 201(a)(2) of Regulation S-K. In this regard, we note your disclosure regarding outstanding options and warrants on page 28.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81

7.   Your discussion and analysis is limited to the interim period ended March 31, 2016. Please revise to address the fiscal years ended December 31, 2014, and December 31, 2015, in accordance with Item 303(a) of Regulation S-K.

Directors, Executive Officers, Promoters, and Control Persons, page 89

8.   You disclose information regarding Mr. Alfonsi's work as a financial services professional, including involvement in financings for small and medium sized businesses. In this regard, we note that he was the subject of sanctions issued by the National Association of Securities Dealers on January 30, 2006. Please provide us with your analysis as to why this is not material information that is required to be disclosed in light of the referenced statements.

9.   We note that you designate Mr. Heggenhougen as your chief financial officer in the table appearing on page 91 and that he signed the registration statement in this capacity. On this page, however, you do not designate him as such. Please revise the table and narrative disclosure that follows in accordance with Item 401(b) and (e), respectively. Furthermore, it appears that Mr. Heggenhougen also serves as the senior officer of McKenzie Webster Limited. In light of his other business interests, please indicate in an appropriate place in the filing the minimum number of hours per week that he devotes to your operations. To the extent this poses a significant risk to the company, please also consider including risk factor disclosure that addresses limitations on the time and attention that he is able to devote to the company and possible conflicts of interest faced by him as a result of this activity.

10.   Please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Dilley is suited to serve as a director of the company pursuant to Item 401(e) of Regulation S-K.

Executive and Director Compensation, page 91

11.   Your revised disclosure in response to prior comment 9 is not in the tabular format provided by Item 402(r) of Regulation S-K. In this regard, you categorize Mr. Dilley's compensation for fiscal year 2015 as a bonus when it should be categorized as a stock award. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 92

12.   We note your response to prior comment 10 that the outstanding shares of preferred stock are currently convertible into 100 million shares of common stock. Please revise the table and notes to the table to account for the amount of shares of common stock with respect to which Messrs. Heggenhougen and Alfonsi have the right to acquire beneficial

ownership through conversion. Furthermore, if any outstanding options or warrants are currently exercisable, or exercisable within 60 days, and are held by your officers or directors, please also account for those shares of common stock in the table and notes. In this regard, we note the table that appears on page 28. Refer to Item 403(b) of Regulation S-K, Instruction 1 to Item 403(b), and Rule 13d-3(d)(1) of the Securities Exchange Act.

Transactions with Related Persons, Promoters and Certain Control Persons, page 94

13.   We note your disclosure on page 97 that Mr. Alfonsi's brother provided you with a loan in the amount of $15,000. Please disclose information concerning this transaction in accordance with Item 404(d). Refer to Instruction 1.a.iii. of Item 404(a). Furthermore, to the extent your business is substantially dependent on this loan, please file the contract as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

14.   Please disclose the issuance of shares of preferred stock to both Mr. Heggenhougen and Mr. Alfonsi on or around October 29, 2015, as indicated on page 27. Refer to Item 404(d).

Recent Sales of Unregistered Securities, page 95

15.   You disclose that Mr. Franz provided you with a loan in the amount of $15,000. To the extent your business is substantially dependent on this loan, please file the contract as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

        Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3462 with any questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: Gina Austin and Arden Anderson
        Austin Legal Group, APC